                                                                 (INTEROIL LOGO)
INTEROIL CORPORATION


CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

Three months and quarter ended March 31, 2005 and 2004

                                                                               .
                                                                               .
                                                                               .
                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

                                                                        MARCH 31            DECEMBER 31            MARCH 31
                                                                          2005                 2004                  2004
                                                                            $                    $                     $
                                                                     ---------------      ---------------      ---------------
ASSETS
Current assets:
    Cash and cash equivalents (note 2)                                   108,704,494           19,735,912            6,074,625
    Temporary investments (note 9)                                        28,540,932           24,407,709           17,880,059
    Trade receivables (note 3)                                            20,683,931           58,698,069                   --
    Commodity hedge contracts                                                     --              503,500               79,413
    Other assets                                                             649,002              806,123                   --
    Inventories (note 6)                                                  50,196,019           27,916,902                   --
    Prepaid expenses                                                       1,487,930              190,135              731,784
                                                                     ---------------      ---------------      ---------------
TOTAL CURRENT ASSETS                                                     210,262,308          132,258,350           24,765,881
Deferred financing costs (note 12)                                           740,820              760,488                   --
Plant and equipment (note 7)                                             242,553,084          244,914,355          208,022,183
Oil and gas properties (note 8)                                           11,353,684            6,605,360           32,722,741
Future income tax benefit                                                  1,243,949            1,303,631                   --
                                                                     ---------------      ---------------      ---------------
TOTAL ASSETS                                                             466,153,845          385,842,184          265,510,805
                                                                     ===============      ===============      ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilties                               55,803,130           26,328,544            9,485,525
    Income tax payable                                                        13,342            2,881,398                   --
    Short term loan facility - crude feedstock (note 18)                  26,947,232           76,520,541                   --
    Deferred acquisition cost (note 10)                                           --           12,123,106                   --
    Due to related parties (note 5)                                          633,751            1,056,251            1,267,501
    Current portion of secured loan (note 12)                              9,000,000            9,000,000            9,000,000
    Current portion of indirect participation interest (note 14)                  --           13,749,852                   --
                                                                     ---------------      ---------------      ---------------
TOTAL CURRENT LIABILITIES                                                 92,397,455          141,659,692           19,753,026
Accrued financing costs (note 12)                                            877,774              863,329                   --
Unsecured loan (note 11)                                                  20,000,000                   --                   --
Secured loan (note 12)                                                    76,000,000           76,000,000           74,000,000
Indirect participation interest (note 14)                                 10,608,830           10,608,830           19,759,500
                                                                     ---------------      ---------------      ---------------
TOTAL LIABILITIES                                                        199,884,059          229,131,852          113,512,526
                                                                     ---------------      ---------------      ---------------
Non-controlling interest (note 15)                                         6,478,137            6,404,262            6,467,129
                                                                     ---------------      ---------------      ---------------
SHAREHOLDERS' EQUITY:
    Share capital (note 16)                                              219,027,377          216,813,654          157,677,259
        Authorised - unlimited
        Issued and outstanding 28,492,761
        (Dec 31, 2004 - 28,310,884)
        (Mar 31, 2004 - 24,831,461)
    Warrants (note 13)                                                     2,137,852            2,258,227                   --
    Foreign currency translation adjustment                                1,147,989              463,200                   --
    Deferred hedge gain                                                           --              537,358                   --
    Indirect particpating interest (note 14)                             117,837,241                   --                   --
    Other paid in capital - stock compensation                             1,603,811            1,841,776            1,267,870
    Accumulated deficit                                                  (81,962,621)         (71,608,144)         (13,413,979)
                                                                     ---------------      ---------------      ---------------
Total shareholders' equity                                               259,791,649          150,306,071          145,531,150
                                                                     ---------------      ---------------      ---------------
Total liabilities and shareholders' equity                               466,153,845          385,842,184          265,510,805
                                                                     ===============      ===============      ===============


See accompanying notes to the consolidated financial statements

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited, Expressed in United States dollars)

                                                      QUARTER ENDED                          THREE MONTHS ENDED
                                           ------------------------------------      ------------------------------------
                                              MARCH 31             MARCH 31            MARCH 31             MARCH 31
                                                2005                 2004                2005                 2004
                                                  $                    $                   $                    $
                                           ---------------      ---------------      ---------------      ---------------
INCOME
  Sales and operating revenues                 103,266,624                   --          103,266,624
  Interest                                         168,455               51,298              168,455               51,298
  Other                                            148,860              104,298              148,860              104,298
                                           ---------------      ---------------      ---------------      ---------------
                                               103,583,939              155,596          103,583,939              155,596
                                           ---------------      ---------------      ---------------      ---------------

EXPENSES

  Cost of sales and operating expenses         100,803,637                   --          100,803,637                   --
  Inventory revaluation                          3,210,610                   --            3,210,610                   --
  Administrative and general expenses            2,605,930            1,173,299            2,605,930            1,173,299
  Depreciation and amortization                  2,866,514               46,062            2,866,514               46,062
  Exploration costs                                157,545                5,795              157,545                5,795
  Legal and professional fees                    1,275,976              592,127            1,275,976              592,127
  Short term borrowing costs                     2,361,806                1,572            2,361,806                1,572
  Long term borrowing costs                      1,625,000                   --            1,625,000                   --
  Foreign exchange gain                         (1,221,884)             (17,965)          (1,221,884)             (17,965)
                                           ---------------      ---------------      ---------------      ---------------
                                               113,685,133            1,800,890          113,685,133            1,800,889
                                           ---------------      ---------------      ---------------      ---------------
Loss before income taxes
and non-controlling interest                   (10,101,195)          (1,645,294)         (10,101,195)          (1,645,293)

Income tax (expense)                              (172,550)                  --             (172,550)                  --
                                           ---------------      ---------------      ---------------      ---------------
Loss before non-controlling interest           (10,273,744)          (1,645,294)         (10,273,744)          (1,645,293)

Non-controlling interest                           (80,733)                 367              (80,733)                 367
                                           ---------------      ---------------      ---------------      ---------------
NET LOSS                                       (10,354,477)          (1,644,927)         (10,354,477)          (1,644,927)
                                           ---------------      ---------------      ---------------      ---------------
BASIC LOSS PER SHARE                                 (0.36)               (0.07)               (0.36)               (0.07)
DILUTED LOSS PER SHARE                               (0.36)               (0.07)               (0.36)               (0.07)


See accompanying notes to the consolidated financial statements

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Expressed in United States dollars)

                                                                          QUARTER ENDED                  THREE MONTHS ENDED
                                                                  -----------------------------    ------------------------------
                                                                    MARCH 31        MARCH 31          MARCH 31         MARCH 31
                                                                     2005             2004              2005             2004
                                                                       $                $                $                 $
                                                                  ------------    -------------    -------------    -------------
Cash flows provided by (used in):

OPERATING ACTIVITIES
    Net (loss)                                                     (10,354,477)      (1,644,927)     (10,354,477)      (1,644,927)
    Adjustments for non-cash transactions                                   --
      Non-controlling interest                                          80,732             (367)          80,732             (367)
      Depreciation and amortization                                  2,866,514               --        2,866,514               --
      Future income tax benefit                                         59,682               --           59,682               --
      Amortization of deferred financing costs                          14,445               --           14,445               --
      Increase in foreign currency translation adjustment              684,789                           684,789
      Stock compensation expense                                       (44,718)              --          (44,718)              --
      Inventory revaluation                                          3,210,610               --        3,210,610               --
      Ineffective hedge loss                                           (40,715)              --          (40,715)              --
      Unrealized foreign exchange (gain)                            (1,221,884)              --       (1,221,884)              --
    Change in non-cash operating working capital                            --         (162,316)                         (162,316)
      Decrease in trade and other receivables                       38,014,138               --       38,014,138               --
      Increase in other assets                                      (1,140,673)              --       (1,140,673)              --
      Increase in inventories                                      (25,489,727)              --      (25,489,727)              --
      Decrease in accounts payable and accrued liabilities          26,606,530               --       26,606,530               --
    Proceeds from (repayments of) working capital facility         (49,573,309)              --      (49,573,309)              --
                                                                  ------------    -------------    -------------    -------------
                                                                   (16,328,063)      (1,807,610)     (16,328,063)      (1,807,610)
                                                                  ------------    -------------    -------------    -------------
INVESTING ACTIVITIES
    Expenditure on oil and gas properties                           (4,748,324)      (8,777,230)      (4,748,324)      (8,777,230)
    Expenditure on plant and equipment                                (485,575)      (2,986,958)        (485,575)      (2,986,958)
    Funds received on sale of assets                                        --          405,353               --          405,353
    Redemption of cash on short-term investments                            --       10,604,857               --       10,604,857
    Acquisition of InterOil Products Limited net of cash received  (12,123,106)              --      (12,123,106)              --
                                                                  ------------    -------------    -------------    -------------
                                                                   (17,357,004)        (753,978)     (17,357,004)        (753,978)
                                                                  ------------    -------------    -------------    -------------

FINANCING ACTIVITIES
    Proceeds from unsecured loan                                    20,000,000               --       20,000,000
    Proceeds from indirect participation interest                  104,087,389        3,235,000      104,087,389        3,235,000
    Repayments to related parties                                     (422,500)              --         (422,500)              --
    Other net advances from (to) related party (note 5)                     --         (211,250)              --         (211,250)
    Proceeds from issue of common shares                             1,900,101           60,125        1,900,101           60,125
    Cash held as security for working capital facility              (4,133,224)                       (4,133,224)
                                                                  ------------    -------------    -------------    -------------
                                                                   121,431,766        3,083,875      121,431,766        3,083,875
                                                                  ------------    -------------    -------------    -------------

Foreign exchange gain (loss) on cash held in foreign currency        1,221,884                         1,221,884
Increase (decrease) in cash and cash equivalents                    87,746,698          522,287       87,746,698          522,287
Cash and cash equivalents, beginning of period                      19,735,912        5,552,338       19,735,912        5,552,338
                                                                  ------------    -------------    -------------    -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           108,704,494        6,074,625      108,704,494        6,074,625
                                                                   ===========    =============    =============    =============



See accompanying notes to the consolidated financial statements

                                                                 (INTEROIL LOGO)



INTEROIL CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in United States dollars)


                                                                           PERIOD ENDED
                                                                  ------------------------------
                                                                    MARCH 31        DECEMBER 31       MARCH 31
                                                                      2005             2004             2004
                                                                        $                $                $
                                                                  -------------    -------------    -------------
SHARE CAPITAL

 At beginning of period                                             216,813,654      157,449,200      157,449,200
 Adjustment to reflect change in accounting for
     employee stock options (note 1c)                                        --           92,434           92,434
 Issue of capital stock                                               2,213,723       59,272,020          135,625
                                                                  -------------    -------------    -------------
 At end of period                                                   219,027,377      216,813,654      157,677,259
                                                                  -------------    -------------    -------------
STOCK COMPENSATION

 At beginning of period                                               1,841,776          540,222          540,222

 Adjustment to reflect change in accounting for
     employee stock options (note 1c)                                                    645,216          645,216

 Stock compensation                                                    (237,965)         656,338           82,432
                                                                  -------------    -------------    -------------
 At end of period                                                     1,603,811        1,841,776        1,267,870
                                                                  -------------    -------------    -------------
WARRANTS

 At beginning of period                                               2,258,227               --               --
 Movement for period (note 13)                                         (120,375)       2,258,227               --
                                                                  -------------    -------------    -------------
 At end of period                                                     2,137,852        2,258,227               --
                                                                  -------------    -------------    -------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENT

 At beginning of period                                                 463,200               --               --
 Movement for period (note 1e)                                          684,789          463,200               --
                                                                  -------------    -------------    -------------
 At end of period                                                     1,147,989          463,200               --
                                                                  -------------    -------------    -------------
INDIRECT PARTICIPATION INTEREST

 At beginning of period                                                      --               --               --
 Movement for period (note 14)                                      117,837,241               --               --
                                                                  -------------    -------------    -------------
 At end of period                                                   117,837,241               --               --
                                                                  -------------    -------------    -------------
DEFERRED HEDGE GAIN

 At beginning of period                                                 537,358               --               --
 Movement for period                                                   (537,358)         537,358               --
                                                                  -------------    -------------    -------------
 At end of period                                                            --          537,358               --
                                                                  -------------    -------------    -------------
ACCUMULATED DEFICIT

 At beginning of period                                             (71,608,144)     (11,031,402)     (11,031,402)
 Adjustment to reflect change in accounting for
     employee stock options (note 1c)                                                   (737,650)        (737,650)
 Adjustment to reflect cumulative debentures conversion expense                       (6,899,211)              --
 Net (loss) for period                                              (10,354,477)     (52,939,881)      (1,644,927)
                                                                  -------------    -------------    -------------
 At end of period                                                   (81,962,621)     (71,608,144)     (13,413,979)
                                                                  -------------    -------------    -------------
SHAREHOLDERS' EQUITY AT END OF PERIOD                               259,791,649      150,306,071      145,531,150
                                                                  =============    =============    =============

See accompanying notes to the consolidated financial statements

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


InterOil Corporation's (the "Company" or "InterOil") is an enterprise whose primary business interests are oil and gas exploration in Papua New Guinea ("PNG"), the operation of an oil refinery (Midstream) in PNG, and distribution of refined petroleum products in PNG (Downstream).


1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Basis of presentation

         The consolidated financial statements for the three months ended March 31, 2005 have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business in the future.

         The consolidated financial statements of the Company include the financial statements of SP InterOil, LDC ("SPI") (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%) and their subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

         (b) Segment reporting

         The Company operates its business in Papua New Guinea in the following segments:

         Upstream includes the exploration for and production of crude oil and natural gas.

         Midstream includes refinery operations. The refinery processes crude oil into naphtha, gasoline, diesel, LPG, jet/kerosene and low sulphur waxy residue. The midstream operations sell to the PNG domestic market as well as to export customers.

         Downstream includes the distribution of refined products and lubricants, including gasoline, diesel and fuel oils in PNG.

         The above functions have been defined as the operating segments of the Company because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred or where business activities are being developed; (b) whose operating results are regularly reviewed by the Company's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available. "Corporate" includes assets and liabilities that do not specifically relate to business segments e.g. primarily cash. Results in this segment primarily include financing costs and interest income.

         Segment accounting policies are the same as those described in this summary of significant accounting policies. Upstream, midstream and downstream include costs allocated from the corporate activities. The allocation is based on a fee for service.

         (c) Stock-based compensation

         Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

         The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods. The effect of retroactively adopting the fair value based method, without restatement, is to increase the opening deficit accumulated during the development stage by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434.

         (d) Inventories

         Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realizable value. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. Cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.


         (e) Foreign currency

         For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders' equity.

         For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

         (f) Deferred financing costs

         Deferred financing costs represent the unamortized financing costs paid to secure long term borrowings. Amortization is provided on a straight-line basis, over the term of the related debt and is included in expenses for the period.

         (g) Receivables

         The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

         The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the risks and rewards associated with carrying the receivables. The working capital facility balance is increased for the amount of cash received on the transaction.

         (h) Revenue recognition

         The following particular accounting policies, which significantly affect the measurement of profit and of financial position, have been applied.

         Revenue from midstream operations:

         Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between business segments of the Company are eliminated from sales and operating revenues and cost of sales for all revenues and expenses relating to the refinery.

         Revenue from downstream operations:

         Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company's policy to sell products with a right of return.

         Interest income

         Interest income is recognized on a time-proportionate basis using the effective interest method.

         (i) Derivative financial instruments

         Derivative financial instruments are utilized by the Company in the management of its naphtha sales price exposures and its crude purchase cost exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

         On the date a derivative contract is entered into the Company designates the derivative as a hedge of a forecasted transaction. The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring ineffectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

         Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of equity to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a hedge is reported in earnings.

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

         In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes immediately in earnings gains and losses that were accumulated in a separate component of equity.

         The Company enters into naphtha swaps in order to reduce the impact of fluctuating naphtha prices on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its naphtha price swap agreements as hedges of the underlying sale. Naphtha sales revenue is adjusted to include the payments made or received under the naphtha price swaps.

         The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the period exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.

         (j) Income taxes

         The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

         (k) Oil and gas properties

         The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method. Geological and geophysical costs are expensed as incurred.

         (l) Plant and equipment

         Refinery assets

         The Company's most significant item of plant and equipment is the oil refinery in PNG. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalized as part of plant and equipment. Administrative and general costs are expensed as incurred. The refinery assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalized. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalized as part of the cost of such plant and equipment. Refinery related assets will be depreciated on a straight line basis over their useful lives, at 4% per annum. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

         Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at March 31, 2005.

                                                                 (INTEROIL LOGO)


INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


         Other assets

         Property, plant and equipment is recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. The depreciation rates used on plant and equipment range from 15% to 40%. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.

         Leased assets

         Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

         Asset retirement obligations

         Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs. As a result, no provision has been raised.

         Disposal of property, plant and equipment

         At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in income.

         Environmental remediation

         Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. No provision has been recorded at March 31, 2005.

         (m) Employee entitlements

         The amounts expected to be paid to employees for their pro-rata entitlement to long service and annual leave and leave fares are accrued having regard to anticipated periods of service, remuneration levels and statutory obligations.


         (n) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

         (o) Per share amounts

         Basic per share amounts are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted per share amounts are computed similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

                                                                 (INTEROIL LOGO)


INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


         (p) Vulnerability to concentration risk

         Credit risk

         The majority of the Company's export sales are made to one customer which represented $45,472,383 or 46.4% of total sales in the three months ended March 31, 2005. The Company's domestic sales for the period ended March 31, 2005 were not dependent on a single customer or geographic region of PNG.

         Product risk

         The composition of the crude feedstock will vary the refinery output of products. The 2005 output achieved through the commissioning process includes naphtha (31.8%), diesel (37.6%) and low sulphur waxy residue (14.2%). The product yields obtained during commissioning will vary going forward as the refinery operations are optimized.

         Supply risk

         During the three months to March 31, 2005 the Company sourced the majority of its crude supply from two sources.

         Geographic risk

         The operations of InterOil are concentrated in Papua New Guinea.

         (q) Temporary investments

         Temporary investments are carried at the lower of cost and recoverable amount. If the carrying amount of the asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

         (r) Presentation

         Certain prior years' amounts have been reclassified to conform with current presentation.


2. CASH AND CASH EQUIVALENTS

The Company considers deposits in bank and short-term investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are carried at cost. Accrued interest is included with other receivables.

The components of cash and cash equivalents are as follows:


                                                        MAR-31          DEC-31          MAR-31
                                                         2005            2004            2004
                                                           $               $               $
                                                     -------------   -------------   -------------
Cash on deposit                                        104,232,691      15,313,941       6,074,625
Bank term deposits
  - Papua New Guinea kina deposits (K 13,900,114 )       4,467,496       4,417,609      17,875,845
  - Australian dollar deposits (AUD 5,595)                   4,307           4,362           4,214
                                                     -------------   -------------   -------------
                                                       108,704,494      19,735,912      23,954,684
                                                     =============   =============   =============

Included in the cash on deposit is $103,512 (December 2004 - $102,096, March 2004 - $97,569) which is restricted and unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

                                                                 (INTEROIL LOGO)


INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


3. TRADE RECEIVABLES


At March 31, 2005 the Company had a discounting facility with BNP Paribas on specific monetary receivables (note 18). As at March 31, 2005, no amount (December 2004 $13,034,904) in outstanding accounts receivable had been sold with recourse under the facility. The Company has retained the responsibility for administering and collecting accounts receivable sold and therefore includes any sold receivables in the trade receivables balance.

The increase in trade receivables over prior year is a result of the fact that the Company has sold refined product produced by the refinery during its commissioning operations. The increase in trade receivables also relates to the operations of InterOil Products Limited, a subsidiary acquired during 2004.

At March 31, 2005 $8,085,391 (December 2004 - $46,911,393) of the trade receivables secures the BNP Paribas working capital facility disclosed in note
18.


4. SUPPLEMENTAL CASH FLOW INFORMATION


                                                                                              MAR-31        DEC-31       MAR-31
                                                                                               2005          2004         2004
                                                                                                 $            $              $
                                                                                            ----------    ----------    --------
Cash paid during the quarter
   Interest                                                                                  3,816,187     1,444,006      23,838
   Income taxes                                                                                  8,839     1,914,459      14,080
Interest received
                                                                                               200,497       671,479      51,298
Non-cash investing and financing activities:
   Accrued financing costs and deferred financing costs                                        (93,619)      834,439          --
   Increase in additional paid up capital as a result of a change in accounting policy
   for stock based compensation (note 1c)                                                                    645,216          --

   Increase in share capital from:
      change in accounting policy for stock based compensation (note 1c)                            --        92,434
      transfer of deferred transaction costs on conversion of the debenture                               (3,093,734)         --
      transfer of carrying value of debentures to share capital on conversion of the                      42,890,448          --
      securities conversion of indirect participation interest into share capital                          9,226,260          --
      inducement paid on conversion of debentures                                                          6,976,800          --
      prepaid transaction costs being attributed to share capital transaction                       --       300,000
   Movement in accumulated deficit as a result of the inducement paid on conversion of
   the debentures                                                                                   --     6,899,211          --

All non-cash investing and financing activities disclosed in note 4 relate to the "corporate" segment for the three months ended March 31, 2005. In the year ended December 31, 2004, the same applies except for those involving the other payables capitalized as part of plant and equipment (midstream), the recording of deferred hedge gain (midstream), and the oil and gas property expenditure paid for with stock (upstream).

                                                                 (INTEROIL LOGO)


INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


5. RELATED PARTIES

Amounts due to related parties of $633,751 (Dec 2004 - $1,056,251, March 2004 - $1,267,501) represents monies owed for barges owned by SPI E&P Corporation to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company's oil refinery project. PIE is controlled by an officer and director of InterOil. During the year, $422,500 of the loan to PIE was repaid . The loan has interest charged at a rate of 5.75% (December 2004 - 5.75%), per annum on a facility provided by Wells Fargo Inc. During the three months ended March 31, 2005 the Company incurred total interest to PIE amounting to $9,376 (December 2004 - $246,745, March 2004 - $18,924).

SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI and it is the US sponsor under the Overseas Private Investment Corporation (OPIC), an agency of the US Government, loan. PIE has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI's constituting documents to be exercised by the members (shareholders) of SPI. During the three months ended March, 31 2005, $37,500 (December 2004 - $150,410, March 2004 - $37,500) was expensed for the sponsor's (PIE) legal, accounting and reporting costs. This amount was included in accounts payable and accrued liabilities at March 31, 2005.

Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid or payable to Breckland during the year amounted to $64,019 (December 2004 - $120,426, March 2004 - $nil).

The services of certain executive officers and senior management of the Company are provided under a management services agreement with Direct Employment Services Corp. ("DESC"). DESC is a U.S. private Company administered by executive officers of the Company and which was established for the purposes of providing non-profit management services to the Company. During the three months ended March 31, 2005 DESC was paid $150,616 (Dec 2004 - $708,104, March 2004 -
$164,381).

Amounts due to Directors at March 31, 2005 totaled $30,500 for Directors fees (December 2004 - $61,000) and $320,000 accrued in previous periods for Executive Directors bonuses (2004 - $320,000) These amounts are included in accounts payable and accrued liabilities.

6. INVENTORIES


                                                          MAR-31         DEC-31           MAR-31
                                                           2005           2004             2004
                                                            $               $                $
                                                       -----------     -----------     -----------
Midstream (crude oil feedstock)                         10,732,304       3,971,982              --
Midstream (refined petroleum product)                   27,721,925      16,396,975              --
Downstream (refined petroleum product)                  11,741,790       7,547,945              --
                                                       -----------     -----------     -----------
                                                        50,196,019      27,916,902              --
                                                       -----------     -----------     -----------

At March 31, 2005 $38,454,229 of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 18.

                                                                 (INTEROIL LOGO)
INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

7. PLANT AND EQUIPMENT


THREE MONTHS ENDED MARCH 31, 2005

                                UPSTREAM        MIDSTREAM         DOWNSTREAM    CORPORATE AND CONSOLIDATIONS         TOTALS
                               ---------       -----------        ----------    ----------------------------       -----------
Plant and equipment            5,659,248       238,863,442        13,978,875                        (985,317)      257,516,248
Deferred project costs                --                --           413,102                                           413,102
Consolidation entries                              (53,233)         (999,253)                     (2,002,214)       (3,054,700)
Accumulated depreciation
    and amortization             (23,047)       (3,825,938)       (8,288,237)                       (184,343)      (12,321,565)
                               ---------       -----------        ----------                        --------       -----------

Net book value                 5,636,201       234,984,271         5,104,487                      (3,171,875)      242,553,084
                               =========       ===========        ==========                      ==========       ===========

                               ---------       -----------        ----------                        --------       -----------
Capital expenditure for year          --         1,707,926           431,606                          15,005         2,154,537
                               =========       ===========        ==========                      ==========       ===========

YEAR ENDED DECEMBER 31, 2004

                               UPSTREAM         MIDSTREAM         DOWNSTREAM    CORPORATE AND CONSOLIDATIONS          TOTALS
                               ---------       -----------        ----------    ----------------------------       -----------
Plant and equipment            5,659,248       237,102,876        12,331,522                         263,217       255,356,863
Deferred project costs                --                --           406,077                                           406,077
Consolidation entries                 --                --                --                      (2,002,214)       (2,002,214)
Accumulated depreciation
    and amortization             (19,792)         (419,629)       (8,230,060)                       (176,890)       (8,846,371)
                               ---------       -----------        ----------                      ----------       -----------
Net book value                 5,639,456       236,683,247         4,507,539                      (1,915,887)      244,914,355
                               =========       ===========        ==========                      ==========       ===========

                               ---------       -----------        ----------                        --------       -----------
Capital expenditure for year       1,131        40,532,990         1,320,644                          83,920        41,938,685
                               =========       ===========        ==========                      ==========       ===========


THREE MONTHS ENDED MARCH 31, 2004

                               UPSTREAM         MIDSTREAM         DOWNSTREAM    CORPORATE AND CONSOLIDATIONS          TOTALS
                               ---------       -----------        ----------    ----------------------------       -----------
Plant and equipment            7,058,631        43,219,047                                           211,579        50,489,257
Deferred project costs                --       158,849,325           368,646                                       159,217,971
Consolidation entries                 --         1,384,395                                                          (1,384,395)
Accumulated depreciation
    and amortization             (10,358)         (183,657)                                         (106,634)         (300,649)
                               ---------       -----------        ----------                      ----------       -----------
Net book value                 7,048,273       200,500,320           368,646                         104,944       208,022,183
                               =========       ===========        ==========                      ==========       ===========

                               ---------       -----------        ----------                      ----------       -----------
Capital expenditure for year          --            16,586                                            32,270            48,856
                               =========       ===========        ==========                      ==========       ===========

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

8. OIL AND GAS PROPERTIES

Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation were as follows:

                                                           MARCH 31, 2005    DEC 31, 2004    MARCH 31, 2004
                                                                  $               $                $
                                                           -------------     ------------    --------------
Equipment and inventories                                      7,894,944        5,353,471                --
Petroleum Prospecting Licence Drilling programs at cost
   PPL 238                                                     1,293,072        1,251,889        32,722,741
   PPL 236                                                     2,165,668               --                --
                                                            ------------     ------------    -------------
                                                              11,353,684        6,605,360        32,722,741
                                                            ============     ============    =============

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the years ended:


                                                           MARCH 31, 2005    DEC 31, 2004    MARCH 31, 2004
                                                                  $               $                $
                                                           -------------     ------------    --------------
Exploration costs expensed as incurred                           157,545        2,903,313             5,795
Capitalised oil and gas properties expensed
    Costs incurred in prior years
                                                                      --       16,576,982                --
    Costs incurred in current years
                                                                      --       18,989,779                --
                                                            ------------     ------------    --------------
                                                                 157,545       38,470,074             5,795
                                                            ============     ============    ==============

9. FINANCIAL INSTRUMENTS

With the exception of cash and cash equivalents and short term investments, all financial assets are non interest bearing. Cash and cash equivalents earned average interest rates of 1.98% per annum (2004 - 1.6%, 2002 - 3.5%).



Temporary investments                                       Mar 31, 2005     Dec 31, 2004     Mar 31, 2004
                                                            ------------     ------------    --------------
     Cash deposit on working capital facility (1.98%)         28,540,932       24,407,709                --
     Managed trust (1.5%)                                             --               --        17,880,059
     Total                                                    28,540,932       24,407,709        17,880,059
                                                            ------------     ------------    --------------

Credit risk is minimized as all cash amounts and certificate of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, short and long term debt and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

Cash held as deposit on the working capital facility supports the Company's working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventories and accounts receivable.

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


10. ACQUISITION OF SUBSIDIARY

On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited ("IPL"). IPL is a distributor of refined petroleum products in Papua New Guinea.

The results of IPL's operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL's shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost. The adjusted purchase price for IPL was $11,291,827 and was paid on March 1, 2005. In addition to this payment, an amount of $4.32 million (PGK 13.5 million) representing 2003 retained earnings previously allocated as dividends payable of IPL were also paid to BP International in March 2005.

11. UNSECURED LOAN

On January 28, 2005, InterOil obtained a $20 million term loan facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. The loan has an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiry with no penalty. In addition, Clarion Finanz AG has an irrevocable right to participate in any subsequent equity financing up to an amount of $40 million.

12. SECURED LOAN

On June 12, 2001, the Company entered into a loan agreement with (OPIC) to secure a project financing facility of $85,000,000. The facility is fully drawn down at March 31, 2005. The loan is secured over the assets of the refinery project which have a carrying value of $234,984.271 at March 31, 2005 (December 2004 - $236,683,247).

The loan expires June 30, 2014 with half yearly repayments of $4,500,000 commencing June 30, 2005. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%).

Deferred financing costs of $740,820 are being amortized over the period of the loan (10 years) until June 2014. The accrued financing costs of $877,774 include discounting of the liability for a 12 month period. The total liability is $950,000 and will be due for payment in June 2006.

13. DEBENTURES AND WARRANTS

In connection with the issuance of $45 million in senior convertible debentures in 2004, InterOil issued to the investors five-year warrants to purchase 359,415 common shares at an exercise price equal to US$21.91. Warrants totaling 19,168 were converted to common shares of InterOil Corporation in the three months ended March 31, 2005. The warrants are exercisable between August 27, 2004 and August 27, 2009. The remaining 340,247 warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company's common stock of 45%, and a weighted average expected life of the warrants of five years.

                                                                 (INTEROIL LOGO)
INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


14. INDIRECT PARTICIPATION INTEREST

In March 2005, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company's phase one exploration program within the area governed by Petroleum Prospecting Licences 236, 237 and 238 is $10,608,830. The total invested by PNGDV in the indirect participation interest is $12,185,000. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of the indirect participation interest, up to a maximum of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85 per common share. Alternatively, an amount up to $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation in the drilling program will be maintained and distributions will be paid in accordance with the agreements. In 2004, a total of $1,576,170 of the PNGDV interest was converted to 89,545 common shares of InterOil Corporation in accordance with the indirect participation interest agreement.

Prior to December 31, 2004, the Company received deposits of $13,749,852 toward an additional indirect participation interest and a further $111,899,889 in 2005. The interest is subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors under which all or part of the $125 million indirect participation interest may be converted to common shares in the company between June 15, 2006 and December 15, 2006 at a price of $37.50. Should the conversion to shares not be elected, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

15. NON-CONTROLLING INTEREST

On September 11, 1998 Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in E.P. InterOil Limited ("EPI"), a wholly owned subsidiary of SPI, for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the refinery project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

At March 31, 2005, a subsidiary, SPI, holds 98.77% (Dec 2004 - 98.73%, Mar 2004-- 98.68%) of the non-voting participating shares issued from EPI.

16. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each Common share entitles the holder to one vote.


                                                 Number of Shares             $
                                                 ----------------        -----------
Balance December 31, 2004                          28,310,884            216,813,654
                                                   ----------            -----------
Shares issued for exercise of warrants                 19,168                419,971
Shares issued on exercise of options                  162,709              1,793,752
                                                   ----------            -----------
Balance March 31, 2005                             28,492,761            219,027,377

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


17. STOCK OPTIONS

At March 31, 2005, 974,613 common shares were outstanding and reserved for issuance under the Company stock option plan. Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.


                                    Quarter ended March 31,                           Three months ended March 31,
                   ------------------------------------------------------  ------------------------------------------------------
                              2005                        2004                       2005                       2004
                                   Weighted                     Weighted                    Weighted                   Weighted
                   Number of        Average    Number of         Average   Number of         Average   Number of        Average
                    Options       Exer Price    Options        Exer Price   Options        Exer Price   Options       Exer Price
                   ---------      ----------   ---------       ----------  ---------       ----------  ---------      ----------
O/S Beg Period     1,162,322          9.91     1,363,265          7.55     1,162,322          9.91     1,363,265          7.55
       Granted            --            --        19,500         27.00            --            --        19,500         27.00
     Exercised       162,709          9.10        10,500          5.73       162,709          9.10        10,500          5.73
       Expired        25,000         10.25        28,761         23.50        25,000         10.25        28,761         23.50
                   ---------      --------     ---------       -------     ---------       -------     ---------      --------
O/S End Period       974,613         10.04     1,343,504          7.51       974,613         10.04     1,343,504          7.51
                   =========      ========     =========       =======     =========       =======     =========      ========




2005                             Options issued and outstanding                             Options exercisable
-----------------------------------------------------------------------------------------------------------------------------------
  Range of exercise                                Weighted average     Weighted average                           Weighted average
        prices                                      exercise price      remaining terms                            exercise price
         $                Number of options              $                  (years)          Number of options            $
  -----------------       -----------------        ----------------     ----------------     -----------------     ----------------
       2.75 to 5.00           454,463                   4.35                 0.40                454,463                 4.35
       5.01 to 8.00           133,500                   6.29                 1.52                 73,500                 5.74
      8.01 to 12.00           203,950                  11.30                 0.70                 83,950                11.35
     12.01 to 24.00           118,100                  23.30                 3.56                111,900                23.38
     24.00 to 31.00            64,600                  29.55                 2.48                 56,100                29.95
                              -------                  -----                 ----                -------                -----
                              974,613                  10.04                 1.86                779,913                 9.81

The calculations above have been completed using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company's common stock of 45%, and a weighted average expected life of the options of 3.8 years. An amount of $44,718 (2004 - $82,432) has been recognized in 2005 as a compensation expense. The estimated fair value of the options is expensed over the option's vesting period, which is identified in the individual's option agreement.

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)


18. WORKING CAPITAL FACILITY

In 2004, InterOil obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100,000,000. This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility bears interest at LIBOR + 2.5% on the short term advances. During the three months ended March 31, 2005 the weighted average interest rate was 5.23% (December 31, 2004 -- 4.36%).

At March 31, 2005 , $3,145,325 (December 31, 2004 - $9,479,459) of the total facility remained available for use. At this date, the Company had outstanding one letter of credit in the amount of $34 million relating to undelivered crude feedstock and one letter of credit in the amount of $36 million which relates to delivered crude feedstock and is shown as a current liability in accounts payable. Cash totaling $28,540,932 was being maintained as a security margin for the facility, as separately disclosed in note 9. In addition, inventory of $38,454,229 and receivables of $8,085,391 secured the facility.

19. OPERATIONS

Sales and operating revenues include sales from the refinery ($97,996,467) and sales from Downstream operations of $23,562,234. The refinery is considered to be operational and no longer under development stage under Canadian GAAP from January 1, 2005.

                                                                 (INTEROIL LOGO)
INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

20. SEGMENT REPORTING

The following tables present the Company's results by segment.

YEAR ENDED MARCH 31, 2005

                                            UPSTREAM     MIDSTREAM      DOWNSTREAM     CORPORATE     CONSOL ADJ       TOTAL
                                            --------     ----------     ----------     ----------    -----------    -----------
OPERATING RESULTS

External sales                                    --     79,704,391     23,588,127             --        (25,893)   103,266,624
Intersegment revenue                              --     18,292,076             --        277,238    (18,569,314)            --
Interest revenue                                  --             --             --        168,455             --        168,455
Other unallocated revenue                         --             --             --        148,860             --        148,860
                                            --------     ----------     ----------     ----------    -- --------    -----------
Total segment revenue                             --     97,996,467     23,588,127        594,552    (18,595,207)   103,583,939
                                            ========     ==========     ==========     ==========    ===========    ===========
Cost of sales and operating expenses              --     96,977,981     22,020,310             --    (18,194,655)   100,803,636
Inventory Revaluation                             --      3,210,610             --             --             --      3,210,610
Office and admin and other expenses          328,276        986,393        921,179        825,189       (237,490)     2,823,547
Depreciation and amortization                  3,042      2,631,604        214,586         17,282             --      2,866,514
Geological and geophysical expenses          157,545             --             --             --             --        157,545
Legal and professional expenses              117,094        281,649         18,186        896,688        (37,642)     1,275,975
Interest expense                               1,897      2,351,284             --        194,125             --      2,547,306
                                            --------     ----------        -------     ----------       --------    -----------
Gain/(loss) from ordinary activities
 before income taxes                        (607,854)    (8,443,054)       413,866     (1,338,732)      (125,420)   (10,101,194)
                                            --------     ----------        -------     ----------       --------    -----------
Income tax expenses                               --             --       (159,208)       (13,342)            --       (172,550)
Non controlling interest                          --             --             --        (80,733)            --        (80,733)
                                            --------     ----------        -------     ----------       --------    -----------
TOTAL NET INCOME/(LOSS)                     (607,854)    (8,443,054)       254,658     (1,432,807)      (125,420)   (10,354,477)
                                            ========     ==========        =======     ==========       ========    ===========


YEAR ENDED MARCH 31, 2004

                                           UPSTREAM       MIDSTREAM    DOWNSTREAM     CORPORATE      CONSOL ADJ       TOTAL
                                           --------       ---------    ----------     ----------     ----------    ----------
OPERATING RESULTS

External sales                                   --            --             --              --           --              --
Intersegment revenue                             --            --             --         386,642     (386,642)             --
Interest revenue                                 --            --             --          51,298           --          51,298
Other unallocated revenue                        --            --             --         104,298           --         104,298
                                           --------       -------        -------      ----------       ------      ----------
Total segment revenue                            --            --             --         542,238     (386,642)        155,596
                                           ========       =======        =======      ==========       ======      ==========
Cost of sales and operating expenses             --            --             --              --           --              --
Office and Admin and other expenses         418,151        67,507         23,405       1,053,843     (407,572)      1,155,334
Depreciation and amortization                 9,948         8,753            351          27,010       46,062
Geological and geophysical expenses           5,795            --             --              --           --           5,795
Legal and professional expenses              57,863        14,363          8,599         518,887       (7,585)        592,127
Interest expense                                 --            --             --           1,572           --           1,572
                                           --------       -------        -------      ----------       ------      ----------
Loss from ordinary activities
 before income taxes                       (491,757)      (90,623)       (32,355)     (1,059,074)      28,515      (1,645,294)
                                           --------       -------        -------      ----------       ------      ----------
Income tax expenses                              --            --             --              --           --              --
Non controlling interest                         --            --             --             367           --             367
                                           --------       -------        -------      ----------       ------      ----------
TOTAL NET INCOME/(LOSS)                    (491,757)      (90,623)       (32,355)     (1,058,707)      28,515      (1,644,927)
                                           ========       =======        =======      ==========       ======      ==========

The following tables present the Company's total assets by segment:


                                       UPSTREAM        MIDSTREAM       DOWNSTREAM     CORPORATE AND CONSOLIDATIONS       TOTALS
                                      -----------     -----------      ----------     ----------------------------     ----------
Three months ended March 31, 2005     115,415,569     245,382,769      33,671,400               71,684,106             466,153,846
Year ended December 31, 2004           21,570,221     269,301,052      34,436,144               60,534,767             385,842,184
Three months ended March 31, 2004      61,837,723     184,230,580         368,646               19,073,856             265,510,805

                                                                 (INTEROIL LOGO)

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

20. SEGMENT REPORTING (CONT')

Interest capitalized during the three months ended March 31, 2005 to midstream plant and equipment was nil (December 2004 -$5,949,270, March 2004 -- $1,398,994.39)
Refer to note 7 for plant and equipment presented by business segment.

21. SUBSEQUENT EVENTS

InterOil made the final payment for the acquisition of BP Papua New Guinea on April 1, 2005, which was a services agreement fee of $1,000,000.